Exhibit 99.1

2019 INVESTOR DAY September 10, 2019 WORKING TOGETHER POWERING GROWTH

INVESTOR DAY AGENDA Welcoming Remarks Linda Apsey – ITC Holdings Corp . 9:30 – 9:35 a.m. ET Growth Strategy Update Barry Perry – Fortis Inc. 9:35 – 10:20 a.m. ET Break 10:20 – 10:30 a.m. ET Financial Outlook Jocelyn Perry – Fortis Inc. 10:30 – 11:15 a.m. ET Closing Remarks and Q&A Barry Perry – Fortis Inc. 11:15 – 11:30 a.m. ET Lunch 11:30 – 12:00 p.m. ET Roundtable Discussions & ITC Tour 12:00 – 3:00 p.m. ET 2

BARRY PERRY FORTIS INC. PRESIDENT & CEO GROWTH STRATEGY UPDATE

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information included herein reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast capital investments and expected funding sources for 2019 and the five - year period from 2020 through 2024 ; forecast rate base through 2024 ; targeted average annual dividend growth through 2024 ; TEP resource transition timelines and renewable energy targets ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project and Tilbury 1 B and additional opportunities beyond the base capital plan ; expected improvements in credit metrics ; and the expected timing and outcome of regulatory decisions . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : reasonable regulatory decisions by utility regulators and the expectation of regulatory stability ; the implementation of the Corporation's five - year capital expenditure plan ; no material capital project and financing cost overruns related to any of the Corporation's capital projects ; sufficient human resources to deliver service and execute the capital expenditure plan ; the realization of additional opportunities ; the impact of fluctuations in foreign exchange ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . This presentation includes historical non - US GAAP measures of adjusted earnings, adjusted earnings per common share, dividend payout ratio, CFO/Debt and holdco debt/total debt . These measures do not have a standardized meaning prescribed by US GAAP and may not be comparable with similar measures of other entities . They are presented because management and external stakeholders use them in evaluating the Corporation’s financial performance and prospects . The most directly comparable US GAAP measures are reconciled in the appendix of this presentation . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to mid - year rate base. FORWARD LOOKING INFORMATION 4

INVESTOR DAY OBJECTIVES EXHIBIT INNOVATION SHOWCASE BENCH STRENGTH IDENTIFY CLEAR FINANCIAL OBJECTIVES ROLL - OUT NEW 5 - YEAR PLAN ROLL - OUT NEW 5 - YEAR PLAN 5 5

A Geographically Diverse Energy Delivery Business 6

HIGH QUALITY PORTFOLIO ~99% REGULATED UTILITY ASSETS $28B 2019F RATE BASE 10 OPERATIONS ~66% EARNINGS FROM THE U.S. 3.3M CUSTOMERS ~93% TRANSMISSION & DISTRIBUTION Canada, U.S. & Caribbean Note: All information as at June 30, 2019 2.0M Electric & 1.3M Gas 7

KEY INDUSTRY TRENDS 8 Battery Storage Grid Modernization Move to Renewables Evolving Customer Needs Cybersecurity Grid Resiliency ESG Electric Vehicles Renewable Gas LNG for Transportation Regulatory Change

OUR NEW FIVE - YEAR PLAN 9 $18.3B CAPITAL PLAN ~7% RATE BASE GROWTH ~6% DIVIDEND GROWTH GUIDANCE

FOCUSED STRATEGY Leverage the operating model, footprint of our businesses, operating expertise, reputation and financial strength to execute on growth opportunities Investment Grade Credit Ratings STRATEGY Focused on Growth Average Annual Dividend Growth Target through 2024 6% AREAS OF FOCUS: Capital Investment Plan Sustainability & Delivery of Cleaner Energy Customer & Regulatory Relationships Energy Infrastructure, LNG Expansion & Energy Storage System Resiliency, Innovation & Cybersecurity 10

247MW Oso Grande Wind Project ~$370M FortisBC Energy Conservation & Efficiency Program Wataynikaneyap Leave to Construct Obtained Executing on a Cleaner Energy Future 12 MONTH LOOKBACK 11 1 st Sustainability Report issued in Fall 2018 5.9% Dividend Increase in Q4 ‘18 45 consecutive annual dividend payment increases Waneta Asset Sale Completed 2019 Capital Guidance Increased to $4.3B $ 484M Net Gain booked in Q2 2019 ~US$400M debt repaid through Tender Offer Market Capitalization (1) Increased from ~$18B to ~$24B Updated Report issued in July 2019 (1) Market capitalization of $18B as of August 31, 2018 and $24B as of August 30, 2019

4.4% 27.4% 33.6% SUPERIOR AVERAGE ANNUALIZED TOTAL SHAREHOLDER RETURNS 1 - Year 5 - Year 10 - Year 20 - Year 12 Note: As at August 30, 2019 S&P/TSX Capped Utilities Index S&P/TSX Composite Index Fortis 4.1% 9.6% 14.6% 7.3% 9.7% 12.4% 7.0% 9.7% 13.9%

SUSTAINABILITY: PRIMARILY AN ENERGY DELIVERY BUSINESS 13 93% of our assets relate to electricity poles, wires and natural gas lines that enable a cleaner energy future

Named a 2019 Best 50 Corporate Citizen by Corporate Knights SUSTAINABILITY: IT’S HOW WE DO EVERYTHING (1) Ranked 7 out of 237 S&P/TSX Composite companies in the 2018 Globe and Mail Board Games. The Globe and Mail ranks Canadian co rpo rate boards based on the quality of its governance practices in four broad subcategories: board composition, shareholding and compensation, shareholder rights and disclosure. Ranked Top Decile on Governance Matter s (1) Women represent • 60% of Head Office • 42% of Board • 1/3 of Executive team Outperformed Industry Averages in Safety and Reliability Measures Focused on Delivering Cleaner Energy • Carbon Intensity Decreased 63% since 2015 • Renewable Generation in Arizona 14

15 SAFETY 0.0 0.5 1.0 1.5 2.0 2.5 2014 2015 2016 2017 2018 All Injury Frequency Rate 1.53 Canadian Electricity Association Average (2016 - 2018) 1.90 USA Bureau of Labor Statistics Average (2015 - 2017) Fortis RELIABILITY 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2014 2015 2016 2017 2018 Fortis Canadian Electricity Association and U.S. Energy Information Administration Average (2) Electricity Customer Average Outage Duration (Hours) (1) (1) Injuries per 200,000 hours worked (2) Based on weighted average of Fortis’ customer count in each jurisdiction SUSTAINABILITY: COMMITTED TO SAFETY AND RELIABILITY FOR EMPLOYEES AND CUSTOMERS

Renewable Gas at FortisBC Capital Investment in a Green and Resilient Grid Generation Shifting from Fossil Fuel to Solar and Wind Projects Electric Vehicle Penetration Energy Efficiency CLEANER ENERGY PATH TO CLEANER ENERGY 16

BC: 80% Greenhouse Gas Reduction by 2050 CLEANBC: 15% Renewable Gas by 2030 NY: 70% Renewables by 2030 NY: 100% Carbon Free by 2040 AZ: 15% Renewables by 2025 IL: 25% Renewables by 2026 MI: 15% Renewables by 2021 MN: 26.5% Renewables by 2025 KS: 20% Renewables by 2020 17 PATH TO CLEANER ENERGY: PROVINCIAL AND STATE GOALS

82GW and 91GW of additional renewable capacity in MISO & SPP queues MISO multi - value projects at capacity upon completion 3GW and 7GW of battery storage in MISO and SPP queues OPPORTUNITIES BEYOND THE PLAN Hardening of physical assets and IT/telecom systems 18 PATH TO CLEANER ENERGY: ITC BUILDING THE GRID OF THE FUTURE New Technologies Generation Shifts Access to Regional Markets Grid Security ~16,000 Miles of Transmission & 560 Substations ~6,600MW Wind Energy Connected US $8.5B Invested Since Inception

PATH TO CLEANER ENERGY: ARIZONA FOCUSED ON RENEWABLES TEP Target of 30% Renewables by 2030 TEP’s RESOURCE TRANSITION (1) Projects developed through purchase power agreements % Renewable Energy 19 Renewable Energy Production of 28% by 2021

PATH TO CLEANER ENERGY: TEP COLLABORATING WITH LOCAL UNIVERSITY TO CREATE NEW GOALS 20 Developing New Carbon Emission Goals With University of Arizona’s Institute of the Environment 2018 30% 13% 2030 28% 2021 TEP’s Renewable Energy Mix TEP’s Current Target

PATH TO CLEANER ENERGY: LEADING INNOVATION AT FORTISBC 21 Energy Conservation & Efficiency Incentive Program Renewable Gas Electric Vehicles Natural Gas for Road and Marine Transportation

2020 - 2024 CAPITAL PLAN (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. (2) Includes capital expenditures associated with Eagle Mountain Woodfibre Gas Line and Tilbury 1B projects. $18.3B Capital Plan (1) 43% TRANSMISSION 32% DISTRIBUTION 18% OTHER (2) 7% GENERATION 22 2017A 2018A 2019F 2020F 2021F 2022F 2023F 2024F $3.7 $4.0 $3.6 $3.7 $3.3 Billions $3.0 $3.2 $4.3

LOW RISK, HIGHLY EXECUTABLE $18.3B CAPITAL PLAN Smaller Projects 80% U.S. 54% Major Projects (4) 20% Canada 41% Caribbean 5% 23 Sustaining (1) 59% Growth (2) 27% Other (3) 14% (1) Capital expenditures required to ensure continued and enhanced performance, reliability and safety. (2) Capital expenditures required to connect new customers and infrastructure upgrades required to meet customer and associated l oad growth, including capital expenditures associated with AESO transmission - related investments at FortisAlberta. (3) Related to facilities, equipment, vehicles, information technology and other assets (4) Capital projects with a total project cost of $200 million or greater and excludes ongoing capital maintenance projects.

STRONG RATE BASE GROWTH ACROSS PORTFOLIO OF UTILITIES (1) 2019F 2024F $28.0B $38.4B 24 (1) Rate base is translated at a forecast USD/CAD foreign exchange rate of $1.32. (2) Includes energy efficiency programs that are included in rate base but are not included in capital forecast. (3) Comprises FortisAlberta, Eastern Canadian and Caribbean utilities $2.2B RATE BASE 5 - YEAR RATE BASE CAGR OF ~7% ITC Other Regulated Utilities (3) FortisBC (2) Central Hudson 8.2% 6.8% UNS Energy 6.5% 6.4% 5.9%

GROWTH EXPECTED TO EXTEND BEYOND 2024 FortisBC: Renewable Gas, Tilbury LNG & Gas Infrastructure UNS Energy: Renewables, Storage & Electric Transmission FortisOntario: Municipal Utility Consolidation ITC: Lake Erie Connector, Connecting Renewables & Grid Modernization Caribbean: Grid Modernization, Battery Storage & Renewables Maritime Electric, Central Hudson & Newfoundland Power: Grid Modernization 25

GROWTH EXPECTED BEYOND 2024: THREE LARGEST UTILITIES ACCOUNT FOR 2/3 OF CAPITAL PLAN $12.9B 26 TODAY’S 5 - YEAR CAPITAL PLAN $4.9B • Generation shift to renewables: • Significant renewable capacity and battery storage in MISO and SPP queues (1) • Need for additional regional projects (MISO multi - value projects at capacity upon completion) • Resiliency: • Hardening of physical assets and IT/ fibre networks FUTURE DRIVERS OF GROWTH (Not Yet Included in Plan) $3.8B $3.4B • TEP target of 30% renewables 9 years ahead of schedule • 2020 Integrated Resource Plan (IRP) will provide visibility on investments to further the delivery of cleaner energy • Resiliency: • Tilbury LNG storage • Southern Crossing Expansion • Renewable gas target of 15% by 2030 • Tilbury expansion to serve Asian markets (1) Additional 82GW and 91GW of additional renewable capacity in MISO and SPP queues; 3GW and 7GW of battery storage in MISO and SPP queues

Testing Innovation Technology FortisBC Offers Affordable Renewable Gas Options Carbon Capture ENERGY TO INNOVATE 27 ELECTRIFICATION OF TRANSPORTATION will lead to significant reduction of CARBON FOOTPRINT TRUSTED Energy Partner ACTING LOCALLY, THINKING GLOBALLY FORTIS INNOVATION NETWORK Energy Impact Partners

ACTUAL/CURRENT FORECAST ORIGINAL PLAN OUTPERFORMING HISTORICAL CAPITAL PLANS 2016 INVESTOR DAY (1) 2017 - 2021 CAPITAL PLAN 2017 INVESTOR DAY 2018 - 2022 CAPITAL PLAN 2018 INVESTOR DAY 2019 - 2023 CAPITAL PLAN $19.3B $17.3B $14.5B $18.8B $12.9B $18.2B 28 (1) Released in conjunction with Q3 2016 earnings

72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20F 22F 24F DIVIDEND GUIDANCE SUPPORTED BY GROWTH STRATEGY Dividend payments 46 YEARS OF CONSECUTIVE DIVIDEND INCREASES 29 $0.5 $1.0 $1.5 $2.0 Forecast Dividend Payments $2.5 6 % AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE EXTENDED TO 2024 73

JOCELYN PERRY FORTIS INC. EVP & CFO FINANICAL OUTLOOK

CLEAR FINANCIAL OBJECTIVES Strengthen Credit Metrics Deliver 6% Average Annual Dividend Growth Execute Growth Strategy 31

~8% STRONG FINANCIAL TRACK RECORD CONTINUES Rate Base CAGR - 2014A 2015A 2016A 2017A 2018A $2.33 $1.75 $2.11 $2.47 $2.51 5 - YEAR HISTORICAL EPS GROWTH 66% 73% 65% 66% 69% (1) Reflects adjusted EPS, a non - US GAAP measure. Refer to slides 74 and 75 for reconciliation. (2) Reflects 5 - year period ending 2018. Rate base CAGR excludes acquisition impacts (CAGR is 21% including acquisitions). Rate Base 5 - Year CAGR ~6% EPS 5 - Year CAGR (1) Average Dividend Payout Ratio ~68% (2) (1) 32 Dividend Payout Ratio (1) Adjusted EPS (1)

5 - YEAR CAPITAL PLAN (1) 33 $12.9B $1.6B Regulated 99% Non - Regulated 1% (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. (billions) ITC $ 4.9 FortisBC 3.8 UNS Energy 3.4 Other Utilities 2.3 FortisAlberta 2.2 Central Hudson 1.6 Non - Regulated 0.1 Total 2020 - 2024 Capital Plan $ 18.3

2020 - 2024 RATE BASE (1) 2019F 2020F 2021F 2022F 2023F 2024F Regulated - Independent Electric Transmission (ITC) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas $36.8 Rate base CAGR of ~7% Rate base grows over $10B to $38.4B during 5 - year period $38.4 $34.5 $32.5 $30.7 $28.0 34 (1) Rate base is translated at a forecast USD/CAD foreign exchange rate of $1.32.

2019-2023 Capital Plan 2020-2024 Capital Plan THE SHIFT TO CLEANER ENERGY DRIVING INCREMENTAL INVESTMENTS 5 - YEAR CAPITAL PLAN (1) $1.0B $18.3B $17.3B FOREIGN EXCHANGE (1) +$300M +$300M +$200M +$200M 35 (1) Capital expenditures for 2020 - 2024 are translated at a forecast USD/CAD foreign exchange rate of $1.32 compared to $1.28 in the 2019 - 2023 5 - year capital plan.

WIND INTERCONNECTIONS DRIVING GROWTH AT ITC 2019-2023 Capital Plan 2020-2024 Capital Plan $4.5B $4.9B Incremental growth driven by : • + $ 200 M to interconnect customers and cleaner energy resources to the grid . Five - year plan includes : • Wind Interconnections • ITC Michigan : 1 , 500 MW • ITC Midwest : 400 MW • Solar Interconnections • ITC Michigan : 500 MW • ITC Midwest : 100 MW • +$100M for infrastructure investments to support reliability improvements • +$100M for change in foreign exchange (1) 9% +9% 36 (1) Capital expenditures for 2020 - 2024 are translated at a forecast USD/CAD foreign exchange rate of $1.32 compared to $1.28 in the 2019 - 2023 5 - year capital plan.

LNG DRIVING GROWTH AT FORTISBC +9% 2019-2023 Capital Plan 2020-2024 Capital Plan $3.5B $3.8B 37 Incremental capital driven by addition of regulated Tilbury 1B • Further expansion driven by developing marine bunkering market • Order - in - Council received from the BC Government • Project includes additional liquefaction and piping to a marine jetty • Environmental assessment for the marine jetty in progress

SHIFT TO CLEANER ENERGY DRIVING GROWTH AT CUC 2019-2023 Capital Plan 2020-2024 Capital Plan $600M $400M Incremental capital of $200M driven by grid enhancements, alternative energy projects and utility scale solar projects outlined in Integrated Resource Plan (IRP) • IRP accepted by regulator in early 2019 • Calls for 100MW of renewable energy by 2025 to replace diesel generation on Grand Cayman • CUC pursuing additional renewable opportunities +50% 38 (1) (1) (1) Capital expenditures for 2020 - 2024 are translated at a forecast USD/CAD foreign exchange rate of $1.32 compared to $1.28 in the 2019 - 2023 5 - year capital plan.

FORTIS

MAJOR CAPITAL PROJECTS[1]

($Millions)	Expected to be Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	646[2]	276	2023
ITC 34.5 kV to 69 kV Transmission Conversion Project	345[2]	268	Post-2024
UNS Southline Transmission Project	102	441	2022
UNS Oso Grande Wind Project	346	181	2020
FortisBC Lower Mainland Intermediate Pressure System Upgrade	397	72	2020
FortisBC Eagle Mountain Woodfibre Gas Line Project	-	350	2023
FortisBC Transmission Integrity Management Capabilities Project	14	517	Post-2024
FortisBC Inland Gas Upgrades Project	9	319	Post-2024
FortisBC Tilbury 1B New Project	12	352	2024
Wataynikaneyap Transmission Power Project[3]	188	437	2023



(1) Major capital projects are identified as those with a total project cost of $200 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of AFUDC. Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32.

(2) Reflects capital expenditures since date of acquisition of October 14, 2016

(3) Reflects Fortis' assumed 39% share of the estimated capital spending for the project. Under the funding framework, Fortis will be funding its equity component only.

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$3.7 $3.5 $3.2 $3.3 $3.6 $0.6 $0.5 $0.4 $0.4 $0.1 $3.3 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 2019F 2020F 2021F 2022F 2023F 2024F 2018 Investor Day Capital Incremental Capital STRONG NEAR - TERM GROWTH 40 $4.3 $4.0 $3.6 $3.7 $3.7 $3.3 +$2B of Incremental Capital Added to 2019 - 2023 Capital Plan BILLIONS

2020 - 2024 FUNDING PLAN Cash From Operations (1) 73% 5 - Year Capital Plan of $18.3B (1) Cash from operations after net dividends and customer contributions (2) Regulated and corporate debt issuances, net of repayments (3) Also includes shares issued under the Corporation’s employee stock purchase plan and stock option plan Debt (2) 24% ATM (3) 3% 41 Debt Primarily at Operating Utilities Subsidiary Balance Sheets Reflects Approved Levels Ample Liquidity Maintaining Investment - Grade Credit Ratings Improved Credit Metrics

FORTIS. STRENGTHENING CREDIT METRICS

CREDIT RATINGS

S&P Global	A- / BBB+
DBRS	BBB (high)
Moody's	Baa3

"**Fortis has a very strong business risk profile, which is a key credit strength.** More than 95% of its cash flow comes from a diverse portfolio of low risk investment grade regulated utilities... Fortis' strong business risk profile generates predictable cash flow and debt levels leading to stable financial metrics over time, a key credit positive."
– Moody's Credit Opinion (May 30, 2019)

RECOVERING FROM U.S. TAX REFORM

	2018	2019F
CFO/Debt[(1)]	~10.5%	~11%
Holdco Debt/Total Debt[(1)]	~39%	~36%

2020-2024 Business Plan
Average CFO/Debt[(1)] ~12%
2024 Holdco Debt/Total Debt[(1)] ~32%

(1) Based on Moody's methodology: (i) cash from operations ("CFO") is before changes in working capital and is reduced by 50% of preference share dividends; and (ii) holdco debt and total debt reflect 50% of preference share balance and other adjustments, where applicable. Holdco debt reflects Fortis Inc. corporate debt and debt outside its regulated utilities.

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MANAGEABLE DEBT MATURITIES AND AMPLE LIQUIDITY $4.1 Billions $1.2 Utilized As at June 30, 2019 Remaining Capacity 5 - year average ~$1.0B 2020F Billions $2.0 $1.5 $1.0 $0.5 CONSOLIDATED FIXED - TERM DEBT MATURITIES (1) CONSOLIDATED CREDIT FACILITIES 2021F 2022F 2023F 2024F 43 (1) Debt as at June 30, 2019 and excludes any new debt issuances during the plan period. Excludes repayments of finance leases al ong with the current portion of credit facilities, which are assumed to be extended by one - year annually. ($millions) 2020F 2021F 2022F 2023F 2024F Total Canadian and Caribbean Regulated Electric 71 67 75 98 201 512 U.S. Regulated 206 418 3 304 127 1,058 ITC Holdings - 262 655 327 524 1,768 Corporate 164 818 - 873 249 2,104 Total 441 1,565 733 1,602 1,101 5,442

REGULATED UTILITIES HAVE STRONG INVESTMENT - GRADE CREDIT RATINGS 44 Company ITC Regulated Subsidiaries A A1 n/a TEP A - A3 n/a Central Hudson A - A3 n/a FortisBC Energy n/a A3 A FortisBC Electric n/a Baa1 A (low) FortisAlberta A - Baa1 A (low) Newfoundland Power n/a A2 A

SENSITIVITY EXPOSURE 45 For every 5 cent change in the USD:CAD exchange rate = 6 cent impact on 2020 EPS FOREIGN EXCHANGE 2020 EPS Impact 25 basis point change in ROE at ITC ~$0.03 25 basis point change in ROE at UNS Energy ~$0.02 5 - Year Rate Base CAGR Additional $1B in Capital Expenditures ~30 BPS

LOCALLY MANAGED CUSTOMER AND REGULATORY RELATIONSHIPS SAFETY & RELIABILITY AFFORDABILITY FOR CUSTOMERS & COMMUNITY REPUTATION & CREDIBILITY FINANCIAL & STRATEGIC OBJECTIVES 46

• Final decision pending from FERC on MISO Base ROE • Notice of Inquiries issued by FERC in 2019 on incentive policies for transmission investment and methodology for establishing base ROEs CURRENT REGULATORY OUTLOOK • TEP rate case filed with the ACC on April 1, 2019 u sing a December 31, 2018 test year • 2020 - 2024 Multi - Year Rate Plan filed in March 2019 47

CURRENT REGULATORY COMPACT 10.38% 8.73% 9.69% Combined 55.4% 39.0% 48.6% U.S. Utilities Weighted Average Allowed ROE (1) Weighted Average Equity Thickness (1) (1) Based on 2019 forecast rate base and capital structure Canadian Utilities 48

5 - YEAR REGULATORY CALENDAR 2020 2022 2021 2023 2024 TEP Expects New Rates Alberta Generic Cost of Capital Commences for 2021 and 2022 Central Hudson Expects New Rates Effective July 1 st Central Hudson Expects New Rates Effective July 1 st FortisBC 2020 - 2024 Rate Plan TEP Expects New Rates 49 ITC Annual Formulaic Rates/True Up

50 FIVE - YEAR PLAN HIGHLIGHTS 5 - year capital plan of $18.3B up $1B from prior plan Average annual capital expenditure of $3.7B , up $0.2B from 2019 - 2023 plan Average Annual Dividend Guidance of 6% extended to 2024 5 - year rate base CAGR of ~7% Rate base increases $10.4B to $38.4B CFO/ Debt Improves ~200 basis points (1) Holdco Debt/ Total Debt Improves ~700 basis points (1) (1) Based on Moody’s methodology and as compared to 2018 actual results.

51 WHY INVEST IN FORTIS? STRONG GROWTH PROFILE WELL - RUN BUSINESSES VIRTUALLY ALL REGULATED FOCUSED ON ENERGY DELIVERY ESG LEADER 6% DIVIDEND GUIDANCE HIGHLY DIVERSIFIED INNOVATIVE

APPENDIX

TABLE OF CONTENTS UTILITY OVERVIEW ITC Holdings Corp. 54 – 56 UNS Energy 57 – 59 Central Hudson 60 – 61 FortisBC 62 – 65 FortisAlberta 66 – 67 Other Electric Utilities 68 – 71 OTHER 2019 - 2024 Rate Base by Segment 72 2020 - 2024 Capital Plan by Segment 73 Non - US GAAP Reconciliations 74 - 75 Executive Team 76 53 EXECUTIVE BIOGRAPHIES Barry Perry, Fortis Inc. – President & CEO 77 Jocelyn Perry, Fortis Inc. – EVP & CFO 77 Linda Apsey, ITC Holdings Inc. – President & CEO 78 Roger Dall’Antonia, FortisBC – President & CEO 78 Nora Duke, Fortis Inc. – EVP, Sustainability & Chief Human Resources Officer 79 Charles Freni, Central Hudson – President & CEO 79 David Hutchens, Fortis Inc. – EVP, Western Utility Operations 80 Jim Laurito, Fortis Inc. – EVP, Business Development & Chief Technology Officer 80 Michael Mosher, FortisAlberta – President & CEO 81 Jim Reid, Fortis Inc. – EVP, Chief Legal Officer & Corporate Secretary 81 Gary Smith, Fortis Inc. – EVP, Eastern Canadian & Caribbean Operations 82

Type of Utility Transmission Regulator FERC Regulatory Model Independent Transmission Company 2019 Regulatory Compact 11.07 - 12.16% ROE on 60% equity 2019F Rate Base (1) $8.8B 5 - Year Rate Base CAGR (1) 6.4% 2018 Assets % of Total Consolidated Regulated Assets (2) 38% Major Capital Projects Multi - Value Regional Transmission Projects & 34.5kV to 69kV Transmission Conversion Project Development Opportunities (3) Lake Erie Connector, Connecting Renewables & Grid Modernization Upcoming Regulatory Decisions MISO Base ROE Complaints & Notice of Inquiries for Incentive Policies and Base ROE Methodology (1) Rate base is translated at a USD/CAD foreign exchange rate of $1.32. (2) Includes goodwill (3) Development opportunities are not included in the base capital forecast and represent incremental capital spending. ITC HOLDINGS CORP. 54

FORTIS

ITC's 5-YEAR CAPITAL PLAN

2020-2024 CAPITAL(1)



$4.9B
Infrastructure Investments
Major Capital Projects
Grid Security
New Interconnections

$3.3B Infrastructure Investments
Rebuild, reliability, resiliency, system efficiencies, increased capacity, circuit overloads, pocket load growth

$600M Major Capital Projects
Multi-Value Regional Transmission Projects & 34.5kV to 69kV Transmission Conversion Project

$500M Grid Security
Physical and technological hardening along with technology upgrades

$500M New Interconnections
Supports economic development and changes in generation sources

(1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32.

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FORTIS ITC's MAJOR CAPITAL PROJECTS



Major Capital Projects ($M)	Expected to be Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
Multi-Value Regional Transmission Projects	646[1]	276	2023
• MVP 5 Hickory Creek Line comprised of ~100-mile 345kV transmission line from Iowa to Wisconsin • ITC has ~45% ownership in joint venture with ATC and Dairyland Power Cooperative • The project is expected to improve reliability locally and regionally, deliver economic benefits for consumers and utilities, all while helping to further the use of renewables			
34.5 kV to 69 kV Transmission Conversion Project	345[1]	268	Post-2024
• 22-year investment program required to rebuild and convert 34.5 kV lines to 69 kV standards • Aged system past its useful life and radial versus networked • ~640 miles included in rebuild • 149 circuits to be converted or retired as part of the conversion plan			

(1) Reflects capital expenditures since date of acquisition of October 14, 2016

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Tucson Electric UNS Electric UNS Gas Type of Utility Electricity Gas distribution Regulator Arizona Corporation Commission Regulatory Model Cost of service/historical test year 2019 Regulatory Compact 9.75% ROE on 50% equity 9.5% ROE on 52.8% equity 9.75% ROE on 50.8% equity 2019F Rate Base (1) $5.0B 5 - Year Rate Base CAGR (1) 6.5% 2018 Assets % of Total Consolidated Regulated Assets (2) 20% Major Capital Projects Southline Transmission Project & Oso Grande Wind Project Development Opportunities (3) Renewables, Storage & Electric Transmission Upcoming Regulatory Proceeding TEP rate case filed on April 1 st using a 2018 test year & hearing and settlement procedures for FERC transmission tariff application UNS ENERGY (1) Rate base is translated at a USD/CAD foreign exchange rate of $1.32. (2) Includes goodwill (3) Development opportunities are not included in the base capital forecast and represent incremental capital spending. 57

Generation Diversification Distribution Infrastructure $3.4B IT, General and Other Transmission Infrastructure UNS CAPITAL PLAN $700M IT, General and Other Supports technology, efficiency and sustainment $1.1B Distribution Infrastructure Customer meter infrastructure, grid resiliency, modernization $900M Transmission Infrastructure Direct Current tie with Mexico, Southline Project Reciprocating engines, 250MW Wind $700M Generation Diversification 2020 - 2024 CAPITAL (1) (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. 58

MAJOR CAPITAL PROJECTS: UNS



Major Capital Projects ($M)	Expected to be Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
Southline Transmission Project	102	441	2022
• 600MW transmission line spanning across Southern New Mexico and Southern Arizona • Joint effort with Hunt Power and Western Area Power Administration • TEP committed to 250 MW ownership; contingent on participants subscribing for remaining 350 MW • Improves reliability and facilitates the connection of renewable energy resources to the grid, including the Oso Grande Wind Project			
Oso Grande Wind Project	346	181	2020
• 750 MW wind power generating facility that will be interconnected to the Southline Transmission line • TEP's share will be 247 MW under a build-transfer asset contract, up from 150 MW in previous plan • Oso Grande Wind Project complements TEP's existing renewable solar generation portfolio • Construction expected to commence in 2019 with completion in 2020			

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Type of Utility Gas and Electricity Regulator New York State Public Service Commission Regulatory Model Cost of service on future test year 2019 Regulatory Compact (1) 8.8% ROE on 49% equity (1) 2019F Rate Base (2) $1.9B 5 - Year Rate Base CAGR (2) 8.2% 2018 Assets % of Total Consolidated Regulated Assets (3) 7% Development Opportunities (4) Grid Modernization (1) Effective July 1, 2019. Effective July 1, 2020, equity thickness will increase to 50%. (2) Rate base is translated at a USD/CAD foreign exchange rate of $1.32. (3) Includes goodwill (4) Development opportunities are not included in the base capital forecast and represent incremental capital spending. CENTRAL HUDSON 60

Distribution Infrastructure $1.6B IT, General and Other Transmission Infrastructure CENTRAL HUDSON CAPITAL PLAN $450M IT, General and Other $900M Distribution Infrastructure Distribution Automation and Modernization $250M Transmission Infrastructure Replacement of Aging Infrastructure 2020 - 2024 CAPITAL (1) (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. 61

FortisBC Gas FortisBC Electric Type of Utility Gas distribution Electricity Regulator British Columbia Utilities Commission Regulatory Model Cost of service + PBR 2019 Regulatory Compact 8.75% ROE on 38.5% equity 9.15% ROE on 40.0% equity 2019F Rate Base $4.5B $1.3B 5 - Year Rate Base CAGR 7.8% 3.0% 2018 Assets % of Total Consolidated Regulated Assets (1) 13% 4% Major Capital Projects Lower Mainland Intermediate Pressure System Upgrade, Inland Gas Upgrades, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project & Tilbury 1B N/A Development Opportunities (2) Renewable Gas, Tilbury LNG & Gas Infrastructure N/A Upcoming Regulatory Proceeding 2020 - 2024 Multi - Year Rate Plan Filed in March 2019 (1) Includes goodwill (2) Development opportunities are not included in the base capital forecast and represent incremental capital spending. FORTISBC 62

FORTIS

FORTISBC CAPITAL PLAN

2020-2024 CAPITAL


Sustainment &
Customer Growth
Sustainability
$3.8B
LNG Projects
Major Integrity
Projects

$1.9B Sustainment & Customer Growth

Ongoing maintenance requires significant capital investment
Includes customer growth and general plant investment

$1.1B Major Integrity Projects

Inland Gas Upgrades Project
Transmission Integrity Management Capabilities Project
Lower Mainland Intermediate Pressure System Upgrade

$700M LNG Projects

Eagle Mountain Woodfibre Gas Line Project
Tilbury 1B Expansion Project

$100M Sustainability

Renewable Gas Projects
Natural gas for transportation

63

FORTISBC MAJOR CAPITAL PROJECTS Major Capital Projects ($M) Expected to be Incurred to the End of 2019 Total 2020 - 2024 Plan Expected Year of Completion Lower Mainland Intermediate Pressure System Upgrade 397 72 2020 • Replacement of 20kms of intermediate pressure gas lines in Metro Vancouver area Inland Gas Upgrades 9 319 Post - 2024 • Key tool to confirm integrity of transmission gas lines • Multi - year risk mitigation project for 29 transmission pressure lateral gas lines (400 kms) • Certificate of Public Convenience and Necessity (“CPCN”) application approval expected in Q1 2020 • Construction is expected to commence in late 2020 Transmission Integrity Management Capabilities Project 14 517 Post - 2024 • Improves gas line safety and integrity; includes gas line modifications and looping • CPCN development initiated in 2019 with a targeted submission date of mid - 2020 • Construction is expected to commence in 2021 64

FORTIS FORTISBC MAJOR CAPITAL PROJECTS (CONTINUED)



Major Capital Projects ($M)	Expected to be Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
Eagle Mountain Woodfibre Gas Line	-	350	2023
• 47-km gas line will service a small-scale, third-party owned facility for export to Asian Market • Woodfibre facility will export up to 2.1 MTPA of LNG for 40 years • Contingent on Woodfibre LNG making a final investment decision			
Tilbury 1B *New Project*	12	352	2024
• Order-in-Council received from BC Government allowing for $400 million[(1)] of regulated investment • Developing marine bunkering market optimizes Tilbury 1A investment and catalyst for Tilbury 1B expansion • Environmental assessment approval for the marine jetty in progress			

(1) Excludes AFUDC and development costs

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Type of Utility Electricity distribution Regulator Alberta Utilities Commission Regulatory Model PBR 2019 Regulatory Compact 8.5% ROE on 37% equity 2019F Rate Base $3.5B 5 - Year Rate Base CAGR 4.1% 2018 Assets % of Total Consolidated Regulated Assets (1) 9% (1) Includes goodwill FORTISALBERTA 66

Distribution Infrastructure $2.2B IT, General and Other FORTISALBERTA CAPITAL PLAN $300M IT, General and Other $1.9B Distribution Infrastructure Safety & Reliability of Distribution Assets, Meter Upgrades, Pole Management Program, Modernization 2020 - 2024 CAPITAL 67

FORTIS. OTHER ELECTRIC UTILITIES

	FORTIS ONTARIO[1]	MARITIME ELECTRIC A FORTIS COMPANY	NEWFOUNDLAND POWER A FORTIS COMPANY
Type of Utility		Electricity	
Regulator	Ontario Energy Board	Island Regulatory and Appeals Commission	Newfoundland and Labrador Board of Commissioners of Public Utilities
Regulatory Model	Cost of service with incentives	Cost of service on future test year	Cost of service on future test year
2019 Regulatory Compact	8.78% - 9.30% ROE on 40% equity[2]	9.35% ROE on 40% equity	8.50% ROE +/- 40 bps on 45% equity
2019F Rate Base	$0.3B	$0.4B	$1.2B
5-Year Rate Base CAGR	27.2%[3]	3.9%	3.3%
2018 Assets % of Total Consolidated Regulated Assets[4]	1%	1%	3%
Major Capital Projects	Wataynikaneyap Transmission Power Project	N/A	N/A
Development Opportunities[5]	Municipal Utility Consolidation	Grid Modernization	Grid Modernization

(1) Includes Canadian Niagara Power, Cornwall Electric, Algoma Power and Fortis' 39% ownership of the Wataynikaneyap Transmission Power Project.
(2) Allowed ROE is 9.3% for Algoma Power, 8.78% for Canadian Niagara Power distribution and 9.3% for Canadian Niagara Power transmission. Cornwall Electric operates under a franchise agreement with a price-cap and commodity cost flow through and, therefore, is not regulated with reference to an allowed ROE.
(3) Reflects Fortis' 39% ownership of the Wataynikaneyap Transmission Power Project
(4) Includes goodwill
(5) Development opportunities are not included in the base capital forecast and represent incremental capital spending.

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Type of Utility Electricity Regulator Utility Regulation and Competition Office Government of the Turks and Caicos Islands Regulatory Model Cost of service Cost of service 2018 Achieved ROE 11.62% 8.95% 2019F Rate Base (2) $0.7B $0.4B 5 - Year Rate Base CAGR (2) 8.2% 3.2% 2018 Assets % of Total Consolidated Regulated Assets (3) 2% 1% Development Opportunities (4) Grid Modernization, Battery Storage & Renewables Grid Modernization, Battery Storage & Renewables (1) Fortis has an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. (2) Rate base is translated at a USD/CAD foreign exchange rate of $1.32 (3) Includes goodwill (4) Development opportunities are not included in the base capital forecast and represent incremental capital spending. (1) OTHER ELECTRIC UTILITIES (CONTINUED) 69

IT, General and Other Generation Diversification Distribution Infrastructure $2.3B Transmission Infrastructure OTHER ELECTRIC CAPITAL PLAN $200M IT, General and Other $900M Distribution Infrastructure Newfoundland Power and Caribbean Utilities $600M Transmission Infrastructure Wataynikaneyap Transmission Power Project Caribbean Utilities Shift to Cleaner Energy $600M Generation Diversification 2020 - 2024 CAPITAL 70

OTHER ELECTRIC MAJOR CAPITAL PROJECTS Major Capital Projects ($M) Expected to be Incurred to the End of 2019 Total 2020 - 2024 Plan Expected Year of Completion Wataynikaneyap Transmission Power Project (1) 188 437 2023 • Partnership with 24 First Nations to connect remote communities in Northern Ontario to the grid via 1,800 km transmission line • Total project cost estimated at~ $1.6B with Fortis having a 39% ownership interest • Project targeted to be complete by the end of 2023 (1) Reflects Fortis’ 39% ownership 71

Rate Base (1) ($billions) 2019F 2020F 2021F 2022F 2023F 2024F 3 - Year CAGR to 2022 5 - Year CAGR to 2024 Regulated - Independent Electric Transmission ITC (2) 8.8 9.5 10.2 10.8 11.4 12.0 7.2% 6.4% Regulated - US Electric & Gas UNS Energy 5.0 5.8 6.1 6.4 6.8 6.9 8.6% 6.5% Central Hudson 1.9 2.1 2.2 2.4 2.6 2.8 9.0% 8.2% Total Regulated - US Electric & Gas 6.9 7.9 8.3 8.8 9.4 9.7 8.7% 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.5 5.0 5.1 5.4 6.1 6.6 6.4% 7.8% FortisAlberta 3.5 3.7 3.9 4.1 4.2 4.3 4.8% 4.1% FortisBC Electric 1.3 1.4 1.5 1.5 1.5 1.5 3.6% 3.0% Other Electric (3) 3.0 3.2 3.5 3.9 4.2 4.3 9.2% 7.9% Total Regulated - Canadian & Caribbean Electric & Gas 12.3 13.3 14.0 14.9 16.0 16.7 6.3% 6.3% Total Rate Base Forecast 28.0 30.7 32.5 34.5 36.8 38.4 7.2% 6.5% (1) Rate base is translated at a USD/CAD foreign exchange rate of $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. 2019 - 2024 RATE BASE BY SEGMENT 72

Capital Forecast (1) ($millions) 2020F 2021F 2022F 2023F 2024F 2020 - 2024 TOTAL Regulated - Independent Electric Transmission ITC 976 987 1,043 1,018 922 4,946 Regulated - US Electric & Gas UNS Energy 1,160 677 575 526 441 3,379 Central Hudson 292 309 359 306 292 1,558 Total Regulated - US Electric & Gas 1,452 986 934 832 733 4,937 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 507 546 648 850 688 3,239 FortisAlberta 436 460 421 420 417 2,154 FortisBC Electric 141 139 110 109 108 607 Other Electric (2) 502 473 485 442 352 2,254 Total Regulated - Canadian & Caribbean Electric & Gas 1,586 1,618 1,664 1,821 1,565 8,254 Non - Regulated 32 13 35 10 36 126 Total Capital Forecast 4,046 3,604 3,676 3,681 3,256 18,263 (1) Capital expenditures are translated at a USD/CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2020 - 2024 CAPITAL PLAN BY SEGMENT 73

NON - US GAAP RECONCILIATIONS ($Millions, except as noted) 2014 2015 2016 2017 2018 Reconciliati on Formula Net earnings attributable to common equity shareholders 317 728 585 963 1,100 a Adjusting items: Unrealized loss (gain) on mark - to - market of derivatives 6 (26) 10 Consolidated state income tax election (30) Gain on sale of assets (133) (14) Unrealized foreign exchange gains (8) (13) (21) FERC - ordered transmission refunds 18 (11) One - time remeasurement resulting from U.S. tax reform 146 Acquisition - related costs or break fee 39 7 112 (24) Earnings from discontinued operations (5) Interest expense on convertible debentures 51 Adjusted net earnings 394 589 721 1,027 1,066 b Weighted average number of common shares outstanding (#) 225.6 278.6 308.9 415.5 424.7 c Earnings per common share ($) 1.41 2.61 1.89 2.32 2.59 d = a/c Adjusted earnings per common share ($) 1.75 2.11 2.33 2.47 2.51 e = b/c 74

NON - US GAAP RECONCILIATIONS (CONTINUED) 2014 2015 2016 2017 2018 Reconciliati on Formula Earnings per common share ($) 1.41 2.61 1.89 2.32 2.59 d Adjusted earnings per common share ($) 1.75 2.11 2.33 2.47 2.51 e Dividends paid per common share ($) 1.280 1.400 1.525 1.625 1.725 f Dividend payout ratio 91% 54% 81% 70% 67% f/d Adjusted dividend payout ratio 73% 66% 65% 66% 69% f/e 75

EXECUTIVE TEAM


Barry Perry
President & CEO
Jocelyn Perry
EVP, CFO
Jim Reid
EVP, CLO & Corporate Secretary
Nora Duke
EVP, Sustainability & CHRO
James Laurito
EVP, Business Development & CTO
Gary Smith
EVP, Eastern Canadian & Caribbean Operations
David Hutchens
EVP, Western Utility Operations, President & CEO UNS Energy
Linda Apsey
President & CEO ITC
Charles Freni
President & CEO Central Hudson
Michael Mosher
President & CEO FortisAlberta
Roger Dall'Antonia
President & CEO FortisBC

76

BARRY PERRY FORTIS INC. – PRESIDENT & CEO Mr. Perry’s career with the Fortis Group spans nearly 20 years. He was previously Vice President of Finance and Chief Financial Officer of the Corporation. Mr. Perry joined the Fortis Group in 2000 as Vice President of Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the Boards of FortisBC, UNS Energy and ITC Holdings - all Fortis utilities. Mr. Perry is Chair of the Edison Electric Institute's (EEI) International Programs Trans - Atlantic Regional Advisory Committee and Co - Chair of EEI's CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada’s Top 40 Under 40. Ms. Perry has an extensive career in the utility business, having worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and President and Chief Executive Officer. She is a prior Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant Designation in the mid - 1990s. Ms. Perry has considerable community and professional board and volunteer experience in Newfoundland and Labrador, including her role as Chair of the Healthcare Foundation and Audit Committee Chair of C - CORE. Ms. Perry also previously served on the Board of Provident10 (formerly the Public Service Pension Plan Corporation). She currently serves on the Boards of Central Hudson and FortisBC, both Fortis utilities. JOCELYN PERRY FORTIS INC. – EVP & CFO EXECUTIVE BIOGRAPHIES 77

FORTIS INC.

EXECUTIVE BIOGRAPHIES



LINDA APSEY
ITC HOLDINGS INC. – PRESIDENT & CEO

Mrs. Apsey is President and CEO of ITC Holdings Corp. In this role, she is responsible for the strategic vision and overall business operation of ITC and its subsidiaries. Previously, Mrs. Apsey served as Executive Vice President and Chief Business Unit Officer, leading all aspects of the financial and operational performance of the company.

Mrs. Apsey also has served as Executive Vice President and Chief Business Officer, and President of ITC Michigan where she was responsible for the company's regulatory, marketing and communications, federal, state and local government affairs, and human resource functions.

Mrs. Apsey was Manager of Transmission Policy and Business Planning for ITC when the organization was a subsidiary of DTE Energy. Prior to that role, she held a variety of positions at Detroit Edison including Manager, Regulatory Relations, where she was responsible for developing and managing regulatory and communications activities with the Michigan Public Service Commission and the Federal Energy Regulatory Commission.

Mrs. Apsey earned her MBA and Bachelor of Science degree in Public Affairs Management from Michigan State University. She is a member of the Business Roundtable and serves on the boards of ITC Holdings Corp., FortisAlberta, The Detroit Economic Club, The Detroit Regional Chamber of Commerce, Business Leaders for Michigan, the Nature Conservancy (Michigan), and The Eli Broad College of Business Alumni Board of Directors at Michigan State University. She is a past member of the Department of Energy's Electricity Advisory Committee (EAC), the EAC's Transmission Subcommittee, the Michigan Chamber Board of Directors, and the Board of Trustees for Henry Ford West Bloomfield Hospital. In addition, she is past chair of The Heat and Warmth Fund (THAW) and past President of the Novi Parks Foundation.



ROGER DALL'ANTONIA
FORTISBC – PRESIDENT & CEO

Mr. Dall'Antonia is President and CEO of the FortisBC group of companies. Prior to this, he held the position of EVP, Customer Service and Technology at FortisBC.

Mr. Dall'Antonia has over 20 years of experience in the energy industry and joined FortisBC in 2004. He has been trusted in many executive level leadership roles, including finance, strategic planning, regulatory affairs, and most recently, customer service, energy solutions, information systems, business innovation, and conservation and energy management. Past senior financial roles include positions with Westcoast Energy and Versacold Income Fund.

Mr. Dall'Antonia holds a BBA from Simon Fraser University and an MBA from the Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst.

As a senior executive in the energy industry, Mr. Dall'Antonia serves on the Board of Directors of the Canadian Gas Association, Canadian Electricity Association and Western Energy Institute. In addition, he is a member of the Business Council of BC's Board of Governors and previously served on the Board of the Down Syndrome Research Foundation and Resource Centre.

Mr. Dall'Antonia serves on the Board for both FortisBC companies as well as Central Hudson Gas & Electric Corp.

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NORA DUKE FORTIS INC. – EVP, SUSTAINABILITY & CHIEF HUMAN RESOURCE OFFICER Mr. Freni is the President and Chief Executive Officer of Central Hudson Gas & Electric Corporation and the Chief Operating Officer of CH Energy Group, Inc. Mr. Freni has more than three decades of experience at Central Hudson, previously as Central Hudson’s Senior Vice President of Customer Services, Transmission and Distribution Operations, as well as its Vice President of Engineering and Environmental Affairs. He has been recognized nationally for his efforts in leading storm restoration activities following the large Hudson Valley storm emergencies of the last decade and overseeing power restoration to sister utility FortisTCI in Turks and Caicos in 2017 following Hurricane Irma’s devastation. He is active in the community and serves as Chair of the Dutchess County Advisory Board of the Hudson Valley Community Foundation, the United Way of the Dutchess - Orange Region, HealthQuest and the American Heart Association. Mr. Freni holds a Bachelor of Science degree in Mechanical Engineering and an MBA from Union College. CHARLES FRENI CENTRAL HUDSON – PRESIDENT & CEO EXECUTIVE BIOGRAPHIES Ms. Duke’s career with the Fortis Group spans 30 years. She was previously President and Chief Executive Officer of Fortis Properties; Vice President of Hospitality Services of Fortis Properties; and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and Master of Business Administration from Memorial University of Newfoundland. Ms. Duke serves on the Board of UNS Energy and FortisAlberta, both Fortis utilities. She has served on the Boards of Newfoundland Power and CH Energy Group, both Fortis utilities. Ms. Duke serves on the Boards of Slate Office REIT and Memorial University of Newfoundland’s Genesis Group. She is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University of Newfoundland’s Genesis Centre Selection Board, and past Vice Chair of the Hotel Association of Canada. 79

DAVID HUTCHENS FORTIS INC. – EVP, WESTERN UTILITY OPERATIONS Mr. Laurito served as President and Chief Executive Officer of Central Hudson Gas & Electric Corporation, the Corporation’s first U.S. subsidiary. He joined Central Hudson in January 2010 as President of the utility. Mr. Laurito also served as President and Chief Executive Officer of both New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/ Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the Boards of Central Hudson and ITC Holdings Corp., both Fortis utilities. He has served on the Board of UNS Energy, a Fortis utility. Mr. Laurito serves on several industry boards, including the EEI, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. He is past Chair of the Northeast Gas Association. JIM LAURITO FORTIS INC. – EVP, BUSINESS DEVELOPMENT & CHIEF TECHNOLOGY OFFICER EXECUTIVE BIOGRAPHIES Mr. Hutchens’s career in the energy sector spans more than 20 years having held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. He remains President and CEO of UNS Energy while additionally providing oversight to FortisBC and FortisAlberta operations. Mr. Hutchens earned a Bachelor of Aerospace Engineering and a Master of Business Administration from the University of Arizona and is a former nuclear submarine officer in the U.S. Navy. He serves on the Boards of UNS Energy, FortisBC and FortisAlberta, all Fortis utilities. Mr. Hutchens is a member of the EEI 's Board of Directors, the Western Energy Institute Board of Directors and a number of other charity and civic organizations. 80

MICHAEL MOSHER FORTISALBERTA – PRESIDENT & CEO Mr. Reid was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where he practiced for 20 years. Prior to joining Fortis, Mr. Reid had a 15 - year relationship with the Corporation, having advised on corporate governance matters, large capital market transactions, regulatory applications and mergers and acquisitions in both Canada and the United States. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University in Montreal. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He also serves on the Dean’s Advisory Committee for the Centre for Business Law at the University of British Columbia. Mr. Reid serves on the Board of Directors of UNS Energy and FortisOntario, both Fortis utilities. JIM REID FORTIS INC. – EVP, CHIEF LEGAL OFFICER & CORPORATE SECRETARY EXECUTIVE BIOGRAPHIES Mr. Mosher brings more than 25 years of utility and energy industry experience, serving in a variety of capacities with increasing responsibilities with Central Hudson, a subsidiary of Fortis Inc. based in Poughkeepsie, New York and its unregulated affiliate, Central Hudson Enterprises. He most recently held the position of Central Hudson’s President and Chief Executive Officer (CEO), where he had overall responsibility for corporate, electric and natural gas business operations. Prior to his role as President and CEO, Michael held the position of Vice President, Regulatory Affairs for Central Hudson. Mr. Mosher is currently a member of the Board of Directors of FortisBC and FortisBC Energy, Inc. and he holds a Bachelor of Science degree in Electrical Engineering from Union College in New York state. 81

FORTIS INC.

EXECUTIVE BIOGRAPHIES



GARY SMITH

FORTIS INC. – EVP, EASTERN CANADIAN & CARIBBEAN OPERATIONS

Mr. Smith has held a number of senior leadership positions with the Fortis Group throughout his 30-year tenure. He was previously President and Chief Executive Officer of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta.

Mr. Smith holds a Bachelor of Engineering (Electrical) from Memorial University of Newfoundland. He has completed the Finance for Senior Executives Program at the Harvard Business School.

Mr. Smith currently serves as a Director on the Boards of Newfoundland Power, Maritime Electric, FortisOntario, Caribbean Utilities, FortisTCI, and Belize Electric Company Limited (BECOL), all Fortis utilities.

He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland, a member of the Steering Committee on Power Engineering for the Canadian Standards Association, and a member of the Board of Directors of the Canadian Electricity Association. Mr. Smith is Chair of the Board of Directors of the Dr. H. Bliss Murphy Cancer Care Foundation, Past Chair and member of the Board of Directors of Junior Achievement of Newfoundland and Labrador and is a member of the Dean's Advisory Committee to the Faculty of Engineering and Applied Science at Memorial University of Newfoundland.

82